UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Forte Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

34962G109

(CUSIP Number)

Braden Leonard,  BML Capital Management, LLC  65 E Cedar - Suite 2.  Zionsville,  IN  46077  Phone : 317-344-2447

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BML Investment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1320000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1320000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1320000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.94%

14	TYPE OF REPORTING PERSON
PN

BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Forte Biosciences, Inc, Inc., a Delaware corporation (the “Issuer”).

Item 2.	Identity and Background

(a)
BML Capital Management, LLC - The business address of BML Capital Management, LLC, is 65 E Cedar – Suite 2, Zionsville, IN 46077. The principal business of BML Capital Management, LLC, is to serve as the general partner to BML Investment Partners, L.P.

Braden M. Leonard – Mr. Leonard’s business address is 65 E Cedar – Suite 2, Zionsville, IN 46077. Mr. Leonard’s principal business is to serve as managing member of BML Capital Management, LLC.

(b)	See above, Item 2(a)

(c)	See above, Item 2(a)

(d)
During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)
During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	Braden M. Leonard is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

BML Investment Partners, L.P. holds 1,320,000 shares of Common Stock which were acquired using working capital

Item 4.	Purpose of Transaction

BML Investment Partners, L.P. (the "Reporting Person") acquired the Common Stock beneficially owned by the Reporting Person in the ordinary course of purchasing, selling and investing in securities.

On May 24th, 2022, Braden Leonard sent an email to Forte Biosciences Chairman & CEO, Paul Wagner, indicating that BML believes that the company should liquidate and return cash to shareholders.

A copy of the email is listed below.
Hello Paul,

After spending some time reflecting on the outcome of the strategic review, it has become clear to me that shareholders would be far better off if the Board had decided to liquidate the company and return cash to shareholders rather than pushing forward with its current plan. FB-102 was not even mentioned until the 10-K filed on 3/31/22, giving the strong impression that the company’s new “lead drug” was nothing more than an afterthought until recently. Where is there any evidence that this compound, which, again, seemed to appear out of thin air, has any odds of success? By the time you get FB-102 into the clinic in the 2H of 2023, the company will have burned through another $15 million or more of its precious cash, leaving the company thinly capitalized and in an even more precarious position than today.

It seems to me that the Board didn’t seriously consider liquidation and that the company is being run for the benefit of the few remaining employees rather than shareholders. Had the Board taken decisive action to liquidate, the company could have returned $2.50 to $2.60 per share to shareholders, which is approximately 130-140% above the current quote. This is likely a far better outcome for shareholders than what’s to come under the current plan.

We also find it disappointing, and not at all in the interests of shareholders, that the Board recently decided to increase its size during a time when the company is only doing pre-clinical work and that there have been no reductions in management salaries in alignment with the company’s reduced operating activities. Simply put, there is no need to maintain public company clinical-stage costs and salaries for the small amount of pre-clinical work that is ongoing today at Forte.

As of May 24th, BML Investment Partners, L.P. owns 1,320,000 shares, making us the company’s largest shareholder.

We strongly recommend that the Board take decisive action to immediately liquidate the company and return cash to shareholders before additional shareholder capital is wasted. I look forward to your and the Board’s response and am available to discuss this at your convenience.

Regards,

Brad Leonard
BML Capital Management, LLC
65 E Cedar - Suite 2
Zionsville,IN 46077

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Person were acquired for investment purposes. Except as set forth herein, the Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

(a)	See above

(b)	See above

(c)	See above

(d)	See above

(e)	See above

(f)	See above

(g)	See above

(h)	See above

(i)	See above

(j)	See above

Item 5.	Interest in Securities of the Issuer

(a)	As of May 24, 2022, BML Investment Partners owns 1,320,000 shares of the issuer, which represents 8.94% of the shares outstanding.

(b)	The Fund has sole voting and dispositive power over the shares reported herein

(c)	See below.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
3/24/2022
3/25/2022
3/28/2022
4/1/2022
4/6/2022
4/7/2022
4/8/2022
4/11/2022
4/14/2022
4/14/2022
4/18/2022
4/22/2022
4/25/2022
4/26/2022
4/26/2022
4/27/2022
4/28/2022
5/2/2022
5/5/2022
5/6/2022
5/10/2022
5/11/2022
5/12/2022
5/13/2022
5/16/2022
5/17/2022
5/18/2022
5/19/2022
5/20/2022
5/24/2022
32000 478 15000 28204 51311 45762 70087 8544 25000 15000 27067 15000 15830 50000 12172 2183 86807 60000 11917 10785 25202 35000 85834 16000 52405 74770 30000 50006 9083 30241	1.55 1.52 1.4676 1.4562 1.4471 1.4479 1.4228 1.3417 1.43 1.4 1.3761 1.3 1.3 1.3 1.29 1.28 1.2364 1.1606 1.26 1.2274 1.2556 1.2121 1.1466 1.1772 1.089 1.0399 1.1396 1.15 1.1264 1.0847

(d)	None

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BML Capital Management, LLC

May 24, 2022	By:	/s/ Braden M Leonard
Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)